UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

Cavalier Homes, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

149507-105

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

[ x ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 149507-105	13G	Page 2 of 6 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. Of above Persons (Entities Only) Barry B. Donnell
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,054,425 (See Note A)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 1,054,425 (See Note A)
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,054,425 (See Note A; See Note B)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) x
11	Percent of Class Represented by Amount in Row (9) 5.69% (See Note B)
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Cavalier Homes, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

32 Wilson Boulevard 100
Addison, AL 35540

Item 2.

(a)	Name of Person Filing: Barry B. Donnell

(b)	Address of Principal Business Officer or, if none, Residence:

719 Scott Avenue, Suite 414
Wichita Falls, Texas 76301

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 149507-105

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 18130.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,054,425 (See Note A)

(b)	Percent of class: 5.69% (See Note B)

(c)	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote: 1,054,425 (See Note A)
	(ii)	shared power to vote or to direct the vote: -0-
	(iii)	sole power to dispose or to direct the disposition of: 1,054,425 (See Note A)
(iv) shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. NOT APPLICABLE

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

Exhibits

Note (A) – Includes 100,000 shares of Common Stock held by a foundation of which Mr. Donnell is co-trustee, and 100,000 shares of Common Stock held by a family limited partnership. This number also includes 185,000 shares of Common Stock which Mr. Donnell has the right to acquire upon the exercise of options that are exercisable in full within 60 days. This number does not include 20,000 shares held by Mr. Donnell’s wife, with respect to which shares Mr. Donnell disclaims beneficial ownership.

Note (B) – Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2006 received from the Issuer on February 12, 2007. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock, which the reporting person has the right to acquire upon the exercise of options that are exercisable within 60 days, are deemed to be outstanding.

This filing shall not be deemed an admission that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of an equity security covered by this statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2007
/s/ Michael R. Murphy, Attorney-in-fact
Michael R. Murphy, Attorney-in-fact